Tiffany N. Vasquez

Greenacres FL.

Cell:  **Email:**

POSITION SOUGHT:

Human Resources Assistant, Office Manager, Notary Public, Program Director, Housing Supervisor, Medical Assistant, Behavior Technician/Supervisor for a drug addiction treatment, Receptionist, Medical Front Desk, Referral Coordinator, Customer Care Service.

QUALIFICATIONS:

Human Resources Assistant, Director of Operations / Housing Supervisor, 11 years of experience running PHP and sober living house, resident manager scheduling and supervising between 5 – 25 employees, maintaining the program procedures and protocols, client safety and house regulations for DCF, Join Commission and FARR, Experience with DCF program SEFBHN and data entry for billing, Medical Assistant, patients check in, triage, EKG's, phlebotomists, calling with results, medications call in, referral coordinator/authorizations, insurance verification, customer services 16 years of experience, phone skills multiple lines, scheduling, basic phone triage. the complete care and wellbeing of clients in rehab facility, 2 years' experience supervising PHP program in a recovering center, Others: Bilingual (write and read Spanish), patients charting, sterilization, OSHA/HIPAA compliance guidelines at all times, coding ICD-9/CPT codes, experience with windows xp, windows vista, MediSoft XP, Wisdom physicians, KIPU, CARISK, typing skills 40-60 wpm, quick learner, professional behavior, good judgment skills, handle multiple task simultaneously.

EXPERIENCE:

Ebb Tide Treatment Center

400 Executive Center Drive #209

West Palm Beach FL, 33415

Phone:

Supervisor: Tina DePaolis From: 04/2017 – Current

* 8 year as a program director implementing PHP and IOP housing rules and regulations, training resident managers and making sure everything was in place to get accredited with Join Commission, assisting with medical department with medications ordering and Eforcse verification, Human Recourses keeping files and regulations for 25-30 employees, Director of Operations, working closely with clinical department to maintain clients safety and follow DCF, Join Commissions and FARR regulations, managing South Florida Behavioral Health and Network for data entry on Cariks and client services .

Recovery Associates

2801 N. Flagler Dr.

West Palm Beach Fl, 33407

Phone: ◼◼◼◼◼

Manager: Francisco Cruz   **From:** 04/2014 **To:** 4/2017

* PHP Housing Supervisor, supervising house managers in their jobs, managing clients cash accounts, and assisting the house director, complete care and wellbeing, admissions and orientate new clients to the facility. supervision of self-administration medication, transportation of clients. Process Medical Observation reports. Provide a daily report on the hourly rounds. Conduct Urine Drug Screens. discharge procedure and process documents. Making staff scheduling, helping on the medical department with med counts, medications refills, referrals and outside Dr. appts.

BioTek Labs

4600 E. Washington St. #300

Phoenix, Arizona 85034

Phone: ◼◼◼◼◼

Human Resource Scott C. Oliver   From: 10/12 To: 1/14

* Clinical Lab specialist, work with patients, doing allergy testing, phlebotomy and mixing allergy therapy, teaching patients how to do the treatment, data entry, authorizations and scheduling, Coding for insurance approval.

Maria O Lopez M. D

Wellington Fl, 33414

Phone: ◼◼◼◼◼

Manager: Dawn Moss   From: 02/2009 To: 11/2011

* Three years as medical assistant, receptionist, referral/ authorization coordinator, daily cash management, scheduling, phone triage, phlebotomist, medications call in, insurance verification.

* **Rapids Water Park**

West Palm Beach Fl 33407

Phone: ◼◼◼◼◼

Manager: Ralph Santamaria   From: 04/2001 To: 09/2006

* Lifeguard, ticket boot, customer services and emergency respond.

EDUCATION:

Notary Public, DCF Learning HIPPA, Security Awareness, Boundary Problems and Sexually Misconduct, Blood Exposure, Aggression Control (yearly) KEISER CAREER COLLEGE, Medical assistant Associate Degree (2010), Phlebotomy Technician Graduate from High School "John I. Leonard High (2005) HIV/AIDS, CPR /AED for the professional rescuer, LIFEGUARD training and FIRST AID, "Red Cross" (Every 2 years).

Reference:

Up on request